FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 22, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Output Statement dated 22 October 2004




22 OCTOBER 2004


BRITISH ENERGY plc - OUTPUT STATEMENT


A summary of net output from all of British Energy's power stations in September is given in the table below, together with comparative data for the previous financial year:-

                           2003/04                                  2004/05
                September          Year to Date     September              Year to Date

            Output      Load     Output     Load     Output     Load     Output     Load
             (TWh)   Factor (%)   (TWh)    Factor     (TWh)    Factor     (TWh)    Factor
                                             (%)                 (%)                 (%)
UK Nuclear   5.70        83       33.25      79       4.49       65       28.68      68
UK Other     0.40        29       2.24       26       0.55       39       3.07       36


Planned Outages

-    A statutory outage was started on one unit at Heysham 1.
- One unit at Hartlepool was shut down for most of the month to carry out planned work on cast iron pipework.
- Low load refuelling was carried out on both units at Hinkley Point B and on one unit at Heysham 2 and Hunterston B.
- One unit at Hunterston B returned to service after completing a shut down to carry out planned work on the feed system reported last month.


Restart

- One unit at Heysham 1 and one unit at Hartlepool remain shut down. The work to demonstrate the integrity of certain boilers has been largely completed. However, further work is required to be completed before the units can be returned to service.


Output

- In light of the above, the current target of nuclear output for 2004/2005 of 61.5TWh is vulnerable. An update will be provided in the prospectus expected to be issued in accordance with the Agreed Restructuring.


Contact:

Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)

Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 22, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations